FILED BY SKYWORKS SOLUTIONS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12 AND RULE 14d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: QORVO, INC.

COMMISSION FILE NO. 001-36801

On December 2, 2025, Philip Brace, Chief Executive Officer and President of Skyworks Solutions, Inc., participated in a fireside chat at the UBS Global Technology and AI Conference. The following is a transcription of the fireside chat:

Skyworks

December 2, 2025

2:15 PM MST

Tim Arcuri:	Let's get started. I'm Tim Arcuri. I'm a semi and semi equipment analyst here at UBS, and we're very pleased to have Skyworks next in the agenda. I'm very pleased to have Phil Brace, who's the CEO of Skyworks. So again, Phil, thank you for the time.

Phil Brace:	Thanks, Tim. It's a pleasure to be here, and it's a great event and great conference.

Tim Arcuri:	Great. Well, let's start with the strategic rationale and the timing of the Qorvo combo. Some of my investor conversations seem to miss maybe what some of the opportunities are that you see. And can you walk us through why now is the right moment to bring these two franchises together and how you're managing focus and continuity for the company while this all plays out?

Phil Brace:	Yeah, it's a great question. I mean, first off, I'd known Bob and Qorvo long before I took the job actually, and so I was familiar with the company. And when I came onboard at Skyworks, it just became so clear to me that the combination of these 2 companies just would create a very strong platform. And so sometimes, it just takes a little bit of maybe a new perspective, some timing. We've got customer support. We have regulatory, path through regulatory, and I think just some hard work. And you take advantage of timing, have a little bit of persistence. And the end state is going to be a company that has just a tremendous franchise. $7.7 billion of total revenue, $5 billion mobile business that'll be more stable, and then a very attractive $2.6 billion non-mobile business that'll have really attractive franchises like Defense and Aerospace. We pick up GaN technology for both Power GaN and RF GaN. And finally, the capital structure of the company is very favorable and that really should allow us to grow for the future. I couldn't be more excited. It's a tremendous opportunity. We're going to be stronger together.

Tim Arcuri:	And how are you managing the continuity and focus at Skyworks while this all plays out?

Phil Brace:	Yeah, it's a good question. I mean, that's one of the -- I would say one of the benefits of certainly the business we're in. It's a hyper-competitive business. What I joke with my team is a little bit, I'll use a football analogy. It's like American football. You win a game, you've got to get up and put on your pads and go practice the next day. And so we have a Super Bowl every year and we continue to focus on that. You know, our teams are super energized by the opportunity to work together with Qorvo, but also, they're very focused on the day-to-day business. And we've got a select group of people that are focused on doing integration, integration planning. We're operating independently until close, and we're kind of trying to manage that very carefully.

Tim Arcuri:	Great. Can we also stay on the deal and just ask about the customer support for the deal? You've mentioned strong support among the major customers. Some investors ask me, why would your big customers be in favor of this?

Phil Brace:	Well, you might imagine, just to step back for a second, I wouldn't have taken -- I don't think I would have pursued this deal. My board wouldn't have pursued the deal. Qorvo's CEO and Qorvo's board would not have approved the deal without having some conversations with our largest customers on that. We wouldn't have pursued it without some of those discussions.

I think from their point of view, for me, one of the things I looked at, and I think from their point of view as well, the technologies are actually much more complementary than what people think on the outside. If you actually look at it today, they do things like envelope tracking, antenna tuners, EPP mix. We use some of the pads and some of the high frequency stuff. But the actual overlap is actually quite small. And I think what they looked at is they looked at the landscape. And frankly, the landscape has changed over the last several years. They've seen Android kind of diminish in importance for that. And they recognize that having a strong supply base is important to them. They have 2 very large suppliers in that space, and I think they're very supportive of us doing that. And I think they also look at 2 companies together that frankly have some duplicate spending that they would rather see invested in stuff that's a benefit to them. They've been a strong supporter.

Tim Arcuri:	There's some things that the combined entity could allow them to do that wouldn't have been possible if they were too small or subscale?

Phil Brace:	Yeah, I think so. I mean, some of the ways that I talk about that is, in a very high level analogy, we've got both of us are investing in basically core technology. We take elements from the periodic table and we turn them into technologies that power the world around us. Some of that technology that we do is just core development, transistor development, process technology development, packaging development. All of that stuff actually is before the customer really sees that. If we can actually focus some of that, instead of that duplication, focus on getting ahead of the curve, I think that'll be a benefit to them.

And we haven't really underwritten any sort of we'll call it revenue synergies. We're not assuming any sort of magic occurs. Even though we do believe that having more of the RF signal change should give us the opportunity to innovate and create a competitive advantage for us long term, we're not baking that into the models as of yet.

Tim Arcuri:	Yeah, can we talk about that? Because in the initial framework, you did talk about all the costs, the typical cost synergies. But can you sort of double click on areas where the combined portfolio could unlock revenue synergy over time? And maybe if you could quantify that or at least direct us to what that might be?

Phil Brace:	Yeah, so I think that if you look at some of the numbers we've been published, we've been very -- I've been very careful to actually not project that. We haven't baked in any revenue synergies. We haven't baked in any PE synergies, multiple expansion, any of that sort of stuff. Because I think right now, we're just looking at the way that we can get focus on the value creation, which is the synergies and the synergy realization.

If you step back and look at some things we could do longer term, I have an example. We do have a small defense business. We're in some missile systems. You wouldn't know that today because it's small. Qorvo has a very large defense business. Is there opportunities to bring some of those things together? We absolutely think so. Can we do some things where collectively we may make different priority capital allocation decisions about where we collectively invest resources or not? Maybe we will.

We know from experience that we have one of our large Android customers based in Mountain View that we do the entire signal chain with, with the RF frontend. We know that there are things we can do technology-wise, different trade-offs, that may be a benefit to the customer. Those are still early days, but those are just some examples of things we could do.

And then just to remind everybody, the thing I get the most passionate about is, the world is connected wirelessly. All of these AI data centers, they're going to need to get devices out to the individual people, and that's all going to be done wirelessly. Whether it's cell phones, glasses, think about drones, electronic warfare, automotive, everything. The world is a wireless world. And by the time this deal closes, 6G is going to be right around the corner, and we're going to be really well positioned.

Tim Arcuri:	Can we talk about the international regulatory path? Given your -- you have relatively modest exposure in China. They also -- they had higher, but now that's actually coming down. And the RF market in China is already pretty competitive. How are you approaching the regulatory process from an international perspective?

Phil Brace:	Yeah, you know, I think obviously we have to file in a number of different jurisdictions. I mean China's the big one that everyone talks about. We feel like we're really well advised. We've got some of the best law firms on the planet, people that have done very recent, very large transactions and got them through. I think, as you noted, both of our exposures, domestic exposure in there is relatively low. It's hard for anyone to argue that there's not a viable robust business there. And I think that we're going to take a step-by-step methodical approach and frankly, try and just do it matter of fact. We do get some questions around gee, why the timing? Why did you -- what was the reason you set up the timing? We just think that's being practical and prudent about when we think it's going to get done. I think we're just going to take a deliberate, methodical approach. We believe we've got a path through, and we'll just keep doing that.

Tim Arcuri:	If China were to become a big regulatory problem, are the synergies and the strategic rationale great enough that you would close without China?

Phil Brace:	I don't think so. I think that what we've seen in the past is that I don't think there's a situation where they say no. I think they just don't approve and they just go on forever and ever and ever. And I think some people just give up at that point. I don't think that's the case in this side. This is U.S. to U.S. There's a robust business there. I think we're going to pay special attention to make sure we understand their concerns, if any, and we'll do that, but I don't think -- in the event, gosh forbid, that something should happen there, I don't think we'd be closing over China.

Tim Arcuri:	It'd be more likely that they would just slow roll approval and you would say, look, this just isn't worth it?

Phil Brace:	Yeah.

Tim Arcuri:	Let's talk about the content dynamics at your largest customer. You provided color in the past on the mix shifts in their lineup. Obviously, you did lose content this year. You were very clear about that from the beginning. This year, you had previously said that this would be the trough in content. You sort of haven't really reaffirmed that per se recently. I guess the first question is, is there anything that you would say on sort of the content outlook next year versus this year?

Phil Brace:	No, it's still a little premature. I'll say one thing though. If you look at our recent results, our recent results have been better than expected. I think one of the reasons for that is that the mix is better than expected. And I think that brings up an important point that when you win or lose certain things, they put -- there's discrete decisions and you're not entirely sure which models are going to sell well or not. You kind of make assumptions based on that.

I think right now I feel good about our competitive position. I think some of that stuff is still being worked out. The slope of that line that I've been talking about has been down. I'm hoping to change the slope of that line. I still feel good about being able to do that. And I think we'll have some more color about directionally where that'll be in the next couple months. But it's going to be just based on mix shift. Like as of now, it's hard to predict which phones sell and which phones don't.

Tim Arcuri:	So you think it's more like there are sockets you might lose, but from a blended perspective, it'll depend probably more on what model sells versus another model?

Phil Brace:	Yeah, like when you think, I think generally their gravity is going to be to try and dual source things. And when they dual source things, it's not like they put half of them on the same models. They split them up by model. For example, there's much -- one of the latest models isn't selling especially well. Some of the other models are selling better. Well, if you happen to be on the models that are selling better, then you're going to do better. I think there's some of that dynamic that's in play.

And I think one of the things that go back to the combination, the thing that's really important about that I think is that because we're going to have more complementary products, the revenue base there should be more stable. Because single socket risk will go down. And I think driving some stability in that business is going to be a very important fact. And if we can improve our utilization and get that up over 50%, all of a sudden now you have a more stable, growing business. And that's kind of what we projected in the financials is kind of a mid-single digit grower.

Tim Arcuri:	Yeah, I guess I don't remember there being this much variability model to model as to what the content is. Do you think -- it doesn't seem like that's going to go away now. Maybe that has to do with the internal modem versus merchant modem. But do you think on a combined basis, when the companies are combined, do you think that -- and by then you'll be past the internal modem versus merchant modem. Do you think that that will cause some of this near-term instability and unpredictability to sort of go away?

Phil Brace:	I think it should wane, because I think that when you add it up, you think about where they play and where we've played, and it's kind of overlapped. And so the proportion of business for any one particular thing isn't going to be as high. And so therefore, you should be able to count on a more stable revenue base over time. And then we talked about the fact that our gross margins should be able to improve over time. That's going to be really driven by things like mix as we grow our non-handset business, improved utilization, and maybe using our OSAPs and things like that. I think that driving some stability in that business is going to be really important. And so that'll be something, one of our objectives for doing this.

Tim Arcuri:	And can we just talk about the impact of the combination on the competitiveness of the mobile market generally? Does bringing the two companies together extend your system level capabilities in a way that improves the long-term content profile with these large customers? Similar to what I just asked you, but just --

Phil Brace:	Yeah, I think so. If you look today, we have existence proof where today one of our large customers, we do provide pretty much all of the frontend for the handset. And we have been able to do unique things and make trade-offs and things that I think give that customer competitive advantage. We do think there's opportunity to do that in the future. Some of those things will take longer to implement. Because right now we're designing 2 generations ahead, so it's going to take a while for some of that stuff to converge. But I'm absolutely convinced there's opportunities here. And that goes beyond handsets, by the way. I think that's true in other markets as well.

Tim Arcuri:	And is there a reason why the big Android customer that you have, you have more content on that phone than on any other phone by far, is there a reason why that customer is working so closely with you?

Phil Brace:	Well, one, I think we do a great job. I think we've got great technology. I think that they, that particular customer I think is, they are very much focused on having a flagship product that really competes with the best of them. And you'll actually get the reviews of some of that Pixel product. It's done really, really well. And I think that they are trying to do that to maintain a halo over Android to make sure Android just doesn't go down. And I think that we've been doing really well there. And in fact, like if you look in general, some of the other customers too, we try and -- our products are very high performance and very low power. They're almost like think of as Ferrari. We sell Ferraris, the other competitors sell Lamborghinis. Just depends kind of what you want at a given time. We're not really selling Camrys or Yugos. If you need those kind of solutions, those aren't for us. We try to focus those products and that particular customer really values that. And the other thing they do which is smart in my opinion is, they have 2-year design cycles in terms of wins. It enables you to amortize that investment over 2 years. They do a good job of that.

Tim Arcuri:	I want to go back to the content at your largest customer. Historically, that customer has prioritized performance over everything. As you mentioned, the internal modem has caused some noise I guess, but as you look back, what sort of gives you confidence? I mean, when you sort of deconstruct why you got to the point you did where you've lost content, what sort of gives you confidence in your competitive mode and your engineering edge?

Phil Brace:	Well, I think I mentioned, the first time I went and visited a large customer, they wrote down people's names on a whiteboard. They wrote down individual people's names and then said, these are the best engineers in the RF industry. That gives me a lot of confidence right there. Now, some of it you've got to execute, and some of it's like a sports analogy. Sometimes you have LeBron James or Steph Curry and you don't win every single game. You're competing. It's a very tough environment. Our competitors hire good, smart engineers, and we need to continue to execute. I feel good about our technology. It doesn't mean it's not a competitive environment.

Tim Arcuri:	And do you think that the combination, if we talk about Google, do you think there's a potential for you to do even more with them on a combined basis? Or are you getting all the content that you think you can even on a combined basis?

Phil Brace:	You know, the one thing I'm excited about them in particular is, I think there's many other things beyond just handsets that we could do that I'd love to get more exposure into. I think some of it for me is, okay, can we -- are there other technologies that we can bring to bear that would be interesting there? I think that from a handset side, I mean we're pretty strong there already. But I'm interested to see if we can expand our business there. They've obviously got lots of different businesses and business units that we can work on.

Tim Arcuri:	Yeah. Let's actually talk about broad markets. Maybe you could talk about your broad market strategy and where you see the most momentum?

Phil Brace:	So far, if you look at us standalone, we've had very good momentum on the Wi-Fi side. Wi-Fi has been a good product. I mean, the Wi-Fi 7 adoption is kind of in its early stages. And that has a virtuous cycle, and there's more content per device and more devices being sold. That's kind of a double-edged tailwind that we have going on there.

Wi-Fi 8 is just around the horizon, and we see really strong demand across both enterprise and consumer segments for that. That seems to be very well. Automotive also tends to be another strong one for us. We do get some questions on, gee, everyone else is down and had trouble on automotive. We're actually fortunate enough in that we are small enough in automotive that we can still grow pretty well. And we're in kind of the growing parts of the market. We're talking about vehicle connectivity, whether we're going into 5G, in-vehicle entertainment, telematics, things like that. And so we've seen some good growth there.

And then finally, on the infrastructure side, we're kind of finally behind inventory corrections, and we're starting to see some growth in the infrastructure side, particularly with our timing products and our power products. In general, we see pretty good tailwind across the board in our broad markets business. Inventory is low, and we're keeping a close eye on it. There's lots of kind of turbulence in the market, as you point out, so we're trying to take a cautious and prudent view on that, but so far it seems to be good.

Tim Arcuri:	And which of those markets, if we go back to the Qorvo combo, which of these sort of sub-verticals within broad markets, which of those sub-verticals does the combination help you the most in?

Phil Brace:	Oh, defense. Defense, we don't have any. They bring GaN for both RF GaN and Power GaN. We don't have that today. We have a small defense business today. We're in some missile systems. They bring a lot more of that. I think that's a huge plus. And given the geopolitical climate, I think that drones and electronic warfare and all that stuff is going to be around for a long time, and I think that really gives us a good spot in that space.

Tim Arcuri:	And can you sort of double-click on, as you exited last quarter, double click on the broad markets business and break it down by each of its segments? I kind of think of it as being roughly 1/3, 1/3, 1/3. It's not exactly that. But can you just talk about each of those markets? And you did mention that the infrastructure piece was hit hardest. But can you just go through each of those?

Phil Brace:	So if you look, we've got kind of the infrastructure space, which includes Wi-Fi space. And so that one's growing pretty well. We've got Wi-Fi 7 on the back of that. That's going. That one's going pretty good on that side. Did I say infrastructure or did I say IoT? I don't know which one I said. We've got the automotive side, which includes connectivity and some of the elements there. That's probably second growing. And then third, we've got the infrastructure side, which includes power and power elements there from that side. It's about right. You've got it there. Our top grower I think is probably on the Wi-Fi side in terms of dollars and magnitude. Auto is probably the second biggest grower. And then the timing business, which is timing and power, is growing quite well on the infrastructure side.

Tim Arcuri:	And Wi-Fi 7, where do we stand on Wi-Fi 7? Is it still very early days?

Phil Brace:	I would probably say it's in the third inning of a nine-inning baseball game. It's probably where it is. I mean, we've still got -- we're going to see good growth into '26 from that. And we're starting to see, I mean it's -- we've got more demand than we can fulfill on that side at this point.

Tim Arcuri:	And what do you think the long-term growth profile is of the broad markets business? And I guess personally, how much did this factor into your decision to join Skyworks? And well, in the case of Phil Carter's case, come back?

Phil Brace:	Well, for me, when I joined, what I loved about it is, I love businesses where there are tough problems to solve. I did not get scared by the customer concentration element because, frankly, when you make the products we have, we have the best customer in the world, and we're everywhere in them. I think of this as a wireless world, and I think the opportunity to diversify ourselves into other businesses is a very powerful value creator. And I think the combination with Qorvo just enhances that capability. I couldn't be more excited. I can't wait for the deal to close, and we're going to go from there.

And I think Phil Carter coming back, you're right, is -- I mean, I think he's here somewhere, you can ask him afterwards. But I think that's a strong, strong statement coming back. He knows -- he knew what he was getting into.

Tim Arcuri:	Maybe we can talk about your sort of doing your own self-help along the way. You're not sitting around waiting for the deal to close. And you're already consolidating a site into Newbury Park. You guided gross margin to 46.5% for Q4, despite revenue coming down sequentially. Can you just talk about sort of how the consolidation of these sites helps gross margin and what the path, the puts and takes, will be on gross margin?

Phil Brace:	Yeah, if we look at -- obviously we've made -- the factory consolidation was one obviously probably should have been made a while ago. It was kind of one that we quickly decided to go get done. It's an example of us, me taking a look at it and consolidating that. We still have to migrate some of the long life product lines out of there, so we probably won't see the effect of that until starting in fiscal '27. It should include improved both operating expense and capital efficiency from that side.

When we look going forward, we've got investments in our Mexicali facility in terms of assembly test. And we also continue to work on cost down solutions across the board. We should also benefit from mix as our broad markets business continues to outgrow the handset business. That should help us on the mix side as well. I think shorter term, the mix is really going to be dependent on the biggest levers is mix between mobile and broad. That's probably the biggest lever we have.

Tim Arcuri:	And can you talk about what you've done to streamline costs otherwise? I know you've recruited new people. I think you've consolidated the product marketing into individual businesses. Can you just talk about all that?

Phil Brace:	Yeah, you know, I made a lot of changes. About 25% of my staff is new. And some of it was just bringing in some fresh air. And one of the things I did immediately was actually put the -- we previously had the product marketing people right in with the sales and marketing people. And the business units in effect were just engineering organizations. That really created a problem in that the engineers weren't actually getting out there and talking to customers enough. I pretty much broke that down. We hired a new sales and marketing leader, and the difference already has just been tremendous in terms of the customer engagement. The customer needs us to be getting out there. We need to have more touch points with the customers. And one of my theses, one of the prevailing theories that existed before I showed up was that our broad markets business distracted us from our large customer business. I actually think it's the other way around. I think the large customer just distracted us from all these other things, and we haven't done a good job of doing that. For me, that kind of unlocked some of that. And there'll be some expected savings that come out of that.

And then secondly, I just consolidated 2 of the businesses' units into one, and I eliminated some executive positions. And really, that was to get better leverage and R&D across the businesses, but also just to shake things up a little bit. And sometimes bringing in some new talent is like listening to new music or breathing fresh air. Just a different way to look at things and you really drive some change and improvement that way.

Tim Arcuri:	Yeah, I mean, if I were going to play devil's advocate, I would say, well, the thesis was to sort of diversify away from your broadest or from your biggest customer. And now on a combined basis, after this deal goes through, you're going to have $15, $14, $15 of content. I mean, it's going to be somewhere in that range, which is commensurate with what your content is at Google basically. It doesn't -- I mean, yes, maybe from a percentage perspective it's a little bit lower, but it's still pretty high.

Phil Brace:	What I'd offer for you there is, A), I think what we're going to get out of it is going to be less volatility. Like customer concentration, in my mind, the concern is relative respect to volatility. If you look at someone else who has high concentration in that customer, you pick Cirrus Logic for example, they have even higher customer concentration. They just trade at a higher multiple. Why? Less volatile on higher gross margins.

If we can actually get to the point where we've got a stable business that that level of content, such that the single socket risk goes down, and you have that as a stable mixed single digit grower that throws off a lot of cash, and then you can start investing in complementary technologies that allow you to grow your business at above market rates, then I think we're going to start seeing some of the multiple expansion and some of the gross margin expansion that I think will come in time. But none of that is underwritten in terms of the deal.

Tim Arcuri:	And when you -- you've met with a lot of folks here and you've done a lot of meetings since you came to the company. What do investors overlook?

Phil Brace:	Well, I think that one, they overlook our broad markets business et al. I think that's totally underappreciated. I mean, if you look at where we've got fantastic strength in Wi-Fi and timing and power electronics, I don't think we spend enough time talking about that at all. I think the other thing people don't really understand is just the depth of the technology and the capabilities that we have. In some ways, we get a lot of questions around what's happening with one particular socket or another? And everyone's talking about how challenging it is to work with that one customer. When you make the products we do, this is the best customer model to have. I'm proud to have them, and I want to win their product every day.

And the world is going to be wireless, and it's going to be wireless for as far as the eye can see. So if I can use this time where there's light shining elsewhere to go on and kind of build my capability and get stronger and bigger coming out of this, right -- if you look at other companies that had our footprint a decade ago, they're a lot bigger than they are now. And I think that's kind of what I think there's a tremendous opportunity for. And I just can't wait to get it done.

Tim Arcuri:	And do you think that post-deal, I mean both of you have been de-emphasizing China. Post-deal, do you see any opportunity to reverse that? Or is that something that you're not even interested in?

Phil Brace:	No, I think I would clarify the point as defined, it goes back to we make high performance, low power solutions. To the extent that customers around the world want that and want to pay for that, then I'm happy to have that. But if they want us to sell a Ferrari at a Camry price, we're not going to be doing that.

Tim Arcuri:	Do you think that on a combined basis, do you think that the Chinese customers will come to you and maybe see more value so that that does open up opportunities for you?

Phil Brace:	Yeah, I think I'm very, certainly very open to have those discussions. And those are the discussions we're having. Why we've been successful with our largest customer and the other customer in Mountain View is they value what we bring to the table, and they recognize how that differentiates their products. To the extent we have other customers globally that are interested in that and are willing to pay, then I'm happy to have those conversations.

Tim Arcuri:	And when I looked at your financial model for the merger, it's higher than what -- if I took the street numbers, combined them, and I took your synergies, it's a decent bit higher than what the street was expecting, plus the synergies. That really speaks to some of the self-help that you're going to do between now and then. And can you just talk about maybe like what else you can do? I mean obviously you've announced some facility consolidation, but where does the line stop where you're like, uh, deal is going to close in whatever, a year, so we don't want to do too much before the deal closes. How much of a window do you have to truly do self-help?

Phil Brace:	It's a good question. I think some of the self-help there is really driven by -- if you look at some of the mix shifts, I mean you're probably talking about the gross margin operating income line. If you look at some of the self-help, it's really based on some of the gross margin mix shift you see happening. And you look at what's happening with Qouro, they're actually de-emphasizing their China exposure. Android exposure is going down. They're going to have mix shift within the mobile business which should benefit them. And then they're going to have, we collectively, are going to have the same dynamics, so our mix inside mobile should get better. And then our overall aggregate mix should get better as we have more handset business. And then we've got some of the other actions we talked about.

In terms of other self-help, I mean the one interesting thing as we go through the integration planning process, we obviously have to keep the companies very separate. But we also know, I mean, they kind of look like us, right? We kind of have a pretty good idea. And to the extent we see something that we go, geez, we should be doing this anyway, regardless of when the deal closes, then I think we're going to be taking an active look at that.

Tim Arcuri:	You're proceeding on an independent path until it becomes abundantly obvious that the deal will close and then you --

Phil Brace:	I think we have to proceed on an independent path until it closes itself. And we can do integration planning and systems and processes and do some things like that. I mean one of the things is we use the same ERP system, so that's already helpful.

Tim Arcuri:	And just to be clear, you've not baked in any revenue synergies in that model at all?

Phil Brace:	No.

Tim Arcuri:	Great. Okay. Well, that's all the time we have. Thank you, Phil.

Phil Brace:	Great. Thank you very much. Thanks for your support.

Important Information About the Proposed Transaction and Where to Find It

In connection with the Mergers, Skyworks intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Skyworks’ common stock to be issued in the Mergers and a joint proxy statement for Skyworks’ and Qorvo’s respective stockholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to stockholders of Skyworks and Qorvo. Each of Skyworks and Qorvo may also file with or furnish to the SEC other relevant documents regarding the Mergers. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Skyworks or Qorvo may mail to their respective stockholders in connection with the Mergers.

INVESTORS AND SECURITY HOLDERS OF SKYWORKS AND QORVO ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGERS OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING SKYWORKS, QORVO, THE MERGERS AND RELATED MATTERS.

The documents filed by Skyworks with the SEC also may be obtained free of charge at Skyworks’ website at https://www.skyworksinc.com/investors or upon written request to Skyworks at investor.relations@skyworksinc.com. The documents filed by Qorvo with the SEC also may be obtained free of charge at Qorvo’s website at https://ir.qorvo.com/ or upon written request to Qorvo at investor-relations@qorvo.com. These documents filed with the SEC are also available for free to the public at the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Skyworks, Qorvo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Skyworks and Qorvo in connection with the Mergers under the rules of the SEC.

Information about the interests of the directors and executive officers of Skyworks and Qorvo and other persons who may be deemed to be participants in the solicitation of stockholders of Skyworks and Qorvo in connection with the Mergers and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about Skyworks’ directors and executive officers and their ownership of Skyworks’ common stock is set forth in Skyworks’ proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on March 28, 2025. To the extent that holdings of Skyworks’ securities have changed since the amounts printed in Skyworks’ proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

Information about Qorvo’s directors and executive officers and their ownership of Qorvo’s common stock is set forth in Qorvo’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on June 26, 2025. To the extent that holdings of Qorvo’s securities have changed since the amounts printed in Qorvo’s proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Skyworks’ and Qorvo’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Skyworks and Qorvo, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of Skyworks’ and Qorvo’s businesses and other conditions to the completion of the proposed transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Skyworks and Qorvo; (iii) Skyworks’ and Qorvo’s ability to implement their business strategies; (iv) pricing trends; (v) potential litigation relating to the proposed transaction that could be instituted against Skyworks, Qorvo or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm Skyworks’ or Qorvo’s business, including current plans and operations; (vii) the ability of Skyworks or Qorvo to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the proposed transaction; (ix) uncertainty as to the long-term value of Skyworks’ common stock; (x) legislative, regulatory and economic developments affecting Skyworks’ and Qorvo’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Skyworks and Qorvo operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Skyworks’ or Qorvo’s financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact Skyworks’ or Qorvo’s ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Skyworks’ and Qorvo’s response to any of the aforementioned factors; and (xvi) failure to receive the approval of the stockholders of Skyworks and Qorvo. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus to be filed with the U.S. Securities and Exchange Commission in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Skyworks’ or Qorvo’s consolidated financial condition, results of operations or liquidity. Neither Skyworks nor Qorvo assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.